UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. November 17, 2015. - Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the nine months ended September 30, 2015 of US$168.6 million (US$0.64 per ADR), a decrease from US$218.4 million (US$0.83 per ADR) for the nine months ended September 30, 2014, impacted by the write-off related to stopping the operation of the mines in Pedro de Valdivia. Gross margin(3) reached US$424.8 million (32.3% of revenues) for the nine months ended September 30, 2015, lower than US$442.6 million (29.1% of revenues) recorded for the nine months ended September 30, 2014. Revenues totaled US$1,317.0 million for the nine months ended September 30, 2015, representing a decrease of 13.5% compared to US$1,522.8 million reported for the nine months ended September 30, 2014.

The Company also announced earnings for the third quarter of 2015, reporting net income of US$13.7 million (US$0.05 per ADR) compared to US$66.3 million (US$0.25 per ADR) for the third quarter of 2014. This comparison is affected by the write-off related to stopping the operations of the mines in Pedro de Valdivia, which had a one-time, before-tax effect of US$56.3 million on net income. Gross margin for the third quarter of 2015 reached US$129.5 million, lower than the US$142.4 million recorded for the third quarter of 2014. Revenues totaled US$445.2 million, a decrease of approximately 4.5% compared to the third quarter of 2014, when revenues amounted to US$466.4 million.

SQM’s Chief Executive Officer, Patricio de Solminihac, stated, “The greatest impact on our results during the third quarter was the restructuring of our operating facilities. As announced in September, we are stopping the mining and nitrate operations and reducing our iodine production in Pedro de Valdivia. The decision surrounding the changes is necessary given the current production capabilities of the Company, and will enable us to take advantage of our highly efficient production facilities at our Nueva Victoria site.”

“A highlight of the first nine months of this year is the success of our ongoing cost cutting efforts. Our EBITDA margin for this period was over 42%, compared to 37% seen during the same period last year. These strong margins come despite lower prices in the potash and iodine markets.”

“We expect that total world potash demand will be at least 10% lower in 2015. As a result of this lower demand, we saw prices in this market decrease in the third quarter, over 13% when compared to the third quarter of last year. While we have had lower sales volumes this year, we look forward to increasing our sales volumes in 2016. In the lithium market, we continue to lead the world as a low cost producer. To complement this position, we also saw prices reach US$5,700 during the first nine months of 2015, which had a positive impact on our results.”

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Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from our Specialty Plant Nutrition business line for the nine months ended September 30, 2015 totaled US$502.4 million, lower than the US$533.8 million reported for the nine months ended September 30, 2014.

Third quarter 2015 revenues in this business line reached US$167.1 million, higher than the US$154.3 million reported in the third quarter of 2014.

SPN volumes fell slightly for the first nine months of 2015, compared to the same period of 2014. Prices have also been trending down, and prices during the third quarter 2015 were lower than prices seen during the same period last year. These prices were reported at a time when potassium chloride prices were seeing downward pressure.

The potassium nitrate market continues to grow, especially in the water soluble segment, and we believe global demand will increase approximately 3-4% this year; we also expect our sales of this premium potassium nitrate product to increase over 5%. For the entire SPN business line, we expect sales volumes to be flat in 2015 when compared to last year.

SPN gross profit(4) accounted for approximately 35% of SQM’s consolidated gross margin for the nine months ended September 30, 2015.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the nine months ended September 30, 2015 totaled US$199.3 million, a decrease of 24.2% compared to US$263.1 million reported for the nine months ended September 30, 2014.

Iodine and derivatives revenues for the third quarter of 2015 amounted to US$60.1 million, a decrease of 24.6% compared to US$79.8 million recorded during the third quarter of 2014.

Lower revenues in this business line are the result of lower prices; average prices in the third quarter 2015 were approximately 25% lower than prices seen during the third quarter last year, falling to just under US$28.

We are expecting market growth in 2015 to reach approximately 3% compared to 2014. Demand has been driven by uses related to X-Ray contrast media and LCD. In 2015, we expect new demand related to uses in the plastics industry in Asia, to contribute to this overall market growth.

Sales volumes for the nine months ended September 30, 2015 increased approximately 4% to almost 7,000 tons when compared to sales volumes reported for the same period last year. We expect our sales volumes to total approximately 9,300 tons in 2015, in line with our previous expectations.

Gross profit for the Iodine and Derivatives segment accounted for approximately 14% of SQM’s consolidated gross margin for the nine months ended September 30, 2015.

Lithium and Derivatives

Revenues from sales of lithium and derivatives totaled US$160.1 million during the nine months ended September 30, 2015, an increase of 3.7% compared to US$154.4 million recorded for the nine months ended September 30, 2014.

Revenues from lithium and derivatives increased approximately 18.7% during the third quarter of 2015 compared to the third quarter of 2014, reaching US$59.7 million. For comparison, total revenues amounted to US$50.3 million during the third quarter of 2014.

Lithium demand continues to be strong, and we estimate that demand for lithium carbonate in 2015 will be approximately 5% stronger than demand seen in 2014. New supply that was expected to come on stream has been delayed, and as a result new supply in 2015 has been limited. Prices continue to feel upward pressure, accordingly, our average prices for the nine month period ended September 30, 2015 exceeded US$5,700, and increase of almost 9% when compared to the same period last year.

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Gross profit for the Lithium and Derivatives segment accounted for approximately 19% of SQM’s consolidated gross margin for the nine months ended September 30, 2015.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the nine months ended September 30, 2015 totaled US$333.8 million, a 23.3% decrease compared to the nine months ended September 30, 2014, when revenues amounted to US$435.0 million.

Potassium chloride and potassium sulfate revenues decreased 16.2% in the third quarter of 2015, reaching US$113.4 million, compared to US$135.4 million for the third quarter of 2014.

The significant decrease in revenues in the potassium chloride business line was related to lower prices and lower sales volumes. Prices were lower during the third quarter of 2015, with the average prices falling about 13.3% when compared to the third quarter last year, resulting from decreased demand and stronger competition.

While sales volumes in the third quarter of 2015 were only down 3.4% compared to the third quarter last year, the accumulated sales volumes for the nine month period ended September 30, 2015 were down 22.9% an impact related to the weak sales volumes seen in the first quarter of this year. It has been difficult to compensate for the weaker first quarter, and we therefore expect 2015 sales volumes will reach close to 1.3 million tons.

Average prices in the potassium sulfate market remain strong, and this had a positive impact on our results.

Gross profit for potassium chloride and potassium sulfate accounted for approximately 26% of SQM’s consolidated gross margin for the nine months ended September 30, 2015.

Industrial Chemicals

Industrial chemicals revenues for the nine months ended September 30, 2015 reached US$79.3 million, 4.5% lower than US$83.1 million recorded for the nine months ended September 30, 2014.

Revenues for the third quarter of 2015 totaled US$26.9 million, an increase of 19.8% compared to the revenue figures for third quarter of 2014 of US$22.4 million.

Revenues in the industrial business line were down for the nine months ended September 30, 2015 as a result of lower sales volumes and lower prices. We do not see demand growth related to the traditional uses for potassium chloride and potassium nitrate. However, sales volumes related to solar salt(4) projects totaled over 35,000 tons in the first nine months of the year, and we expect further sales in the fourth quarter. Sales volumes for solar salts could reach over 75,000 MT for 2015.

Gross profit for the Industrial Chemicals segment accounted for approximately 5% of SQM’s consolidated gross margin for the nine months ended September 30, 2015.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$42.2 million in the nine months ended September 30, 2015, down from US$53.5 million for the nine months ended September 30, 2014.

Financial Information

Capital Expenditures

Capital expenditures for the year 2015 are expected to total approximately US$105 million.

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Administrative Expenses

Administrative expenses totaled US$63.9 million (4.8% of revenues) for the nine months ended September 30, 2015, compared to US$67.8 million (4.5% of revenues) recorded during the nine months ended September 30, 2014.

Net Financial Expenses

Net financial expenses for the nine months ended September 30, 2015 were US$43.4 million, compared to US$34.0 million recorded for the nine months ended September 30, 2014.

Income Tax Expense

During the nine months ended September 30, 2015, income tax expense reached US$64.6 million, representing an effective tax rate of 27.5%, compared to an income tax expense of US$87.1 million during the nine months ended September 30, 2014. The Chilean corporate tax rate was 22.5% for the nine months ended September 30, 2015 and 21% for the nine months ended September 30, 2014.

Other Information

The third quarter was affected by the write-off related to stopping the operations of the mines in Pedro de Valdivia, which had a one-time, before-tax effect of US$56.3 million on net income.

EBITDA

EBITDA for the nine months ended September 30, 2015 amounted to US$558.2 million, compared to US$556.3 million for the nine months ended September 30, 2014. The EBITDA margin was approximately 42.4% for the nine months ended September 30, 2015, compared to an EBITDA margin for the nine months ended September 30, 2014 of approximately 36.5%.

EBITDA for the third quarter of 2015 amounted to US$174.8 million, compared to US$184.8 million for the third quarter of 2014. The EBITDA margin was approximately 39.3% for the third quarter of 2015, compared to an EBITDA margin for the third quarter of 2014 of approximately 39.6%.

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Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	EBITDA = gross profit - administrative expenses + depreciation and amortization. EBITDA margin = EBITDA/revenues. The EBITDA does not include depreciation related to fixed assets that will stop operating at the Pedro de Valdivia facilite. This amount (US$36.8 million) is recognized under “Other”.
3)	Gross margin corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses. A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.
4)	Solar salts are a mix of 60% sodium nitrate and 40% potassium nitrate used for thermal energy storage.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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Balance Sheet

(US$ Millions)	As of Sept. 30,	As of Dec. 31,
	2015	2014

Total Current Assets	2,827.4	2,511.8
Cash and cash equivalents	482.5	354.6
Other current financial assets	798.5	670.6
Accounts receivable (1)	450.2	475.3
Inventory	998.2	919.6
Others	98.1	91.7

Total Non-current Assets	1,972.4	2,151.8
Other non-current financial assets	0.5	0.4
Investments in related companies	72.1	75.8
Property, plant and equipment	1,712.6	1,888.0
Other Non-current Assets	187.2	187.7

Total Assets	4,799.8	4,663.7

Total Current Liabilities	825.4	523.7
Short-term debt	417.1	213.2
Others	408.4	310.5

Total Long-Term Liabilities	1,595.8	1,840.3
Long-term debt	1,351.7	1,574.2
Others	244.1	266.0

Shareholders' Equity before Minority Interest	2,318.3	2,239.8

Minority Interest	60.3	59.9

Total Shareholders' Equity	2,378.6	2,299.7

Total Liabilities & Shareholders' Equity	4,799.8	4,663.7

Liquidity (2)	3.4	4.8

(1) Accounts receivable + accounts receivable from related companies
(2) Current assets / current liabilities

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Income Statement
(US$ Millions)	For the 3rd quarter		For the nine months ended Sept. 30,
	2015	2014	2015	2014

Revenues	445.2	466.4	1,317.0	1,522.8

Specialty Plant Nutrition (1)	167.1	154.3	502.4	533.8
Iodine and Iodine Derivatives	60.1	79.8	199.3	263.1
Lithium and Lithium Derivatives	59.7	50.3	160.1	154.4
Industrial Chemicals	26.9	22.4	79.3	83.1
Potassium Chloride & Potassium Sulfate	113.4	135.4	333.8	435.0
Other Income	18.1	24.3	42.2	53.5

Cost of Goods Sold	(251.1)	(258.6)	(694.9)	(898.6)
Depreciation and Amortization (2)	(64.6)	(65.4)	(197.4)	(181.6)

Gross Margin	129.5	142.4	424.8	442.6

Administrative Expenses	(19.3)	(23.0)	(63.9)	(67.8)
Financial Expenses	(17.1)	(14.8)	(52.0)	(45.7)
Financial Income	2.6	4.9	8.6	11.7
Exchange Difference	(6.7)	(7.7)	(9.9)	(12.1)
Other	(65.1)	(3.6)	(72.3)	(18.9)

Income Before Taxes	23.9	98.2	235.3	309.8

Income Tax	(8.9)	(29.3)	(64.6)	(87.1)

Net Income before minority interest	15.0	68.9	170.7	222.7

Minority Interest	(1.3)	(2.5)	(2.1)	(4.3)

Net Income	13.7	66.3	168.6	218.4
Net Income per Share (US$)	0.05	0.25	0.64	0.83

(1)	Includes other specialty fertilizers
(2)	Does not include depreciation related to fixed assets that will stop operating at the Pedro de Valdivia facility. This amount (US$36.8 million) is recognized under "Other".

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: November 17, 2015

/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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